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                                           Filed Pursuant to SEC Rule 425
                                           Filing Person: UtiliCorp United Inc.
                                           Subject Company: Aquila, Inc.
                                           Registration Statement No.: 333-74362


NEWS RELEASE

                                                   [UTILICORP UNITED LETTERHEAD]

MEDIA CONTACTS:
Ethan Hirsh -      816-467-3509
Media Relations -  816-467-3000

INVESTOR CONTACTS:
Ellen Fairchild -  816-527-1409


                    UTILICORP ACCEPTS TENDERED AQUILA SHARES,
                 EXPECTS TO COMPLETE SHORT-FORM MERGER JANUARY 7


         KANSAS CITY, MO, January 4, 2002 -- UtiliCorp United (NYSE: UCU) said today that it has accepted all of the Class A common shares of its 80 percent-owned subsidiary, Aquila, Inc. (NYSE: ILA) that were tendered by Aquila stockholders prior to today's 5:00 p.m. EST deadline under the company's exchange offer.

         According to Robert K. Green, UtiliCorp president and chief executive officer, the company expects to complete a short-form merger of Aquila with a UtiliCorp subsidiary on January 7, which would be the last day that Aquila shares are publicly traded.

         A total of 15,270,303 shares were tendered, representing approximately 76 percent of the Class A Aquila shares. All of the shares tendered were held by shareholders who are not UtiliCorp executive officers or directors.

         Under the terms of the exchange offer, Aquila shareholders will receive .6896 shares of UtiliCorp common stock in a tax-free exchange for each outstanding share of Aquila Class A common stock tendered. In the merger, each remaining Aquila Class A share will be converted (subject to the exercise of appraisal rights) using the same exchange ratio. As soon as practicable following the completion of the short-form merger, UtiliCorp will adopt "Aquila" as its corporate name. After the name change its stock will trade under the ticker symbol "ILA."

         Based in Kansas City, UtiliCorp United is an international electric and gas company with

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energy customers and operations across the U.S. and in Canada, the United
Kingdom, New Zealand, and Australia. Its 80 percent-owned Aquila, Inc. subsidiary is one of the largest wholesalers of electricity and natural gas in North America. Aquila also provides wholesale energy services in the U.K. and has a presence in Scandinavia and Germany. At September 30, 2001, UtiliCorp had total assets of $11.9 billion and 12-month sales of $42.3 billion. Additional information is available at WWW.UTILICORP.COM and WWW.AQUILA.COM.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, UtiliCorp United Inc. has filed an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

FORWARD-LOOKING INFORMATION

The term "expects" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved.

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